Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KE Holdings Inc. (the “Company”). Prospective investors should read the listing document dated May 5, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors — Risks Related to Our Shares and ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Liquidity Arrangements regarding the Average Daily Trading Volume of the Class A Ordinary Shares on the Hong Kong Stock Exchange

Joint Sponsors

The Company issues this announcement to provide updates on the average daily trading volume of the Class A ordinary shares on the Hong Kong Stock Exchange.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated May 5, 2022 (the “Formal Notice”), the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated May 11, 2022 (the “May 11 Announcement”), and the announcements in relation to liquidity arrangements regarding the average daily trading volume of the Class A ordinary shares on the Hong Kong Stock Exchange dated May 18, 2022, May 25, 2022, June 1, 2022, June 8, 2022, June 15, 2022, June 22, 2022, June 29, 2022, July 6, 2022, July 13, 2022, July 20, 2022 and July 27, 2022 (the “Weekly Liquidity Announcements”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the May 11 Announcement and Weekly Liquidity Announcements issued by the Company.

As at the date of this announcement, there are 3,793,220,806 ordinary shares issued and outstanding, comprising of 3,635,326,756 Class A ordinary shares and 157,894,050 Class B ordinary shares.

Liquidity Arrangement regarding Average Daily Trading Volume of our Class A Ordinary Shares on the Hong Kong Stock Exchange

Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange commenced on May 11, 2022.

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Bridging Period (being a period of three months commencing on the Listing Date) started from May 11, 2022 and will end on August 10, 2022.

The following table sets forth the average daily trading volume and average daily turnover of our Class A ordinary shares on the Hong Kong Stock Exchange from July 28, 2022 to August 3, 2022.

	Average daily trading volume of our Class A ordinary shares (number of shares)	Average daily turnover of our Class A ordinary shares (in millions) (HK$)	Average daily trading volume of our Class A ordinary shares (as a percentage of the total issued share capital of the Company) (%)

July 28, 2022 to August 3, 2022	473,100	17.21	0.0125

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the May 11 Announcement and the Weekly Liquidity Announcements, the Company will release further announcement on liquidity arrangements regarding the accumulated average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange on a weekly basis during the Bridging Period.

By Order of the Board

KE Holdings Inc.

Yongdong Peng

Chairman and Chief Executive Officer

Hong Kong, August 3, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

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